UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

PEARL HOLDINGS ACQUISITION CORP.

(Name of Issuer)
Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)
G44525106

(CUSIP Number)

April 30, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G44525106	SCHEDULE 13G/A	Page 2 of 6 Pages

1		NAME OF REPORTING PERSONS Mangrove Partners IM, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 249,158
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 249,158
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 249,158
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.82%
12		TYPE OF REPORTING PERSON OO, IA

CUSIP No. G44525106	SCHEDULE 13G/A	Page 3 of 6 Pages

Item 1.	(a) Name of Issuer

PEARL HOLDINGS ACQUISITION CORP.

Item 1.	(b) Address of Issuer’s Principal Executive Offices

767 Third Avenue, 11th Floor

New York, NY 10017

Item 2.	(a, b, c) Names of Person Filing, Address of Principal Business Office, Citizenship:

Mangrove Partners IM, LLC (“Mangrove Partners”), a Delaware limited liability company is located at c/o Delaware Corporations LLC, 1000 N. West Street, Suite 1501, Wilmington, DE 19801.

The shares of the Issuer which are the subject of this SCHEDULE 13G (the "Shares") are held by the Mangrove Partners Master Fund, Ltd., a Cayman Islands limited liability company ("Master Fund"). Beneficial ownership of the Shares is claimed by (i) Mangrove Partners IM, LLC which serves as the investment manager of the Master Fund and, in such capacity, may be deemed to beneficially own the securities reported herein. Mangrove Partners disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein, if any, and this report shall not be deemed an admission that Mangrove Partners is the beneficial owner of the reported securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose.

Effective March 14, 2024, Nathanial August and the other members of Mangrove Partners contributed their interests to a newly formed entity, Mangrove Holding, Inc., and then sold their equity in Mangrove Holding, Inc. to the Mangrove Retirement Savings Plan, which holds 100% of the outstanding equity of Mangrove Holding, Inc. As a result of these changes, Mr. August may no longer be deemed an indirect beneficial owner of the Class A Ordinary Shares held by the Master Fund and thus has been removed as a reporting person on this Form 13G.

Item 2.	(d) Title of Class of Securities

Class A Ordinary Shares, par value $0.0001 per share

Item 2.	(e) CUSIP No.:

G44525106

CUSIP No. G44525106	SCHEDULE 13G/A	Page 4 of 6 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:
Not Applicable

CUSIP No. G44525106	SCHEDULE 13G/A	Page 5 of 6 Pages

Item 4. Ownership

Information with respect to the Reporting Persons' ownership of the Common Stock as of April 30, 2024, is incorporated by reference to items (5) - (9) and (11) of the cover page of the respective Reporting Person.

The amount beneficially owned by each Reporting Person is determined based on the sum of 5,167,693 Shares outstanding as of April 16, 2024, as the Issuer reported in its Form 10-K, filed with the SEC on April 16, 2024.

The filing of this SCHEDULE 13G/A shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that are not directly owned by such Reporting Person.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

See disclosures in Item 2 and Exhibit I.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Rule 240.14a -11.

CUSIP No. G44525106	SCHEDULE 13G/A	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 9, 2024

Mangrove Partners IM, LLC

By:	/s/ Nathaniel August
Nathaniel August, President